UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2) *

Alliqua, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

019621101
(CUSIP Number)

Richard Rosenblum
c/o Harborview Advisors LLC
850 Third Avenue, Suite 1801
New York, NY  10022
(646) 218-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019621101
1. Names of Reporting Persons Harborview Master Fund, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 27,981,999
8. Shared Voting Power 0
9. Sole Dispositive Power 27,981,999
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 27,981,999
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 13.6% (1)
14. Type of Reporting Person (See Instructions) PN
(1)	The percentage is calculated based upon 205,944,158 shares of Common Stock outstanding as reported by the Issuer to the Reporting Person on March 2, 2011.

CUSIP No. 019621101
1. Names of Reporting Persons Harborview Value Master Fund, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 7,812,499
8. Shared Voting Power 0
9. Sole Dispositive Power 7,812,499
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 7,812,499
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 3.8% (1)
14. Type of Reporting Person (See Instructions) PN
(1)	The percentage is calculated based upon 205,944,158 shares of Common Stock outstanding as reported by the Issuer to the Reporting Person on March 2, 2011.

CUSIP No. 019621101
1. Names of Reporting Persons Harborview Advisors, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 35,794,498
8. Shared Voting Power 0
9. Sole Dispositive Power 35,794,498
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 35,794,498
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 17.4% (1)
14. Type of Reporting Person (See Instructions) CO
(1)	The percentage is calculated based upon 205,944,158 shares of Common Stock outstanding as reported by the Issuer to the Reporting Person on March 2, 2011.

CUSIP No. 019621101
1. Names of Reporting Persons Richard Rosenblum
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 39,461,165 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 39,461,165 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 39,461,165 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 19.2% (2)
14. Type of Reporting Person (See Instructions) IN
(1)
Comprised of (i) 35,794,498 shares of Common Stock held by the entities listed on the pages above and (ii) 3,666,667 shares of Common Stock issuable to Mr. Rosenblum upon exercise of the vested portion of certain stock options.

(2)	The percentage is calculated based upon 205,944,158 shares of Common Stock outstanding as reported by the Issuer to the Reporting Person on March 2, 2011.

CUSIP No. 019621101
1. Names of Reporting Persons David Stefansky
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 39,461,165 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 39,461,165 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 39,461,165 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 19.2% (2)
14. Type of Reporting Person (See Instructions) IN
(1)
Comprised of (i) 35,794,498 shares of Common Stock held by the entities listed on the pages above and (ii) 3,666,667 shares of Common Stock issuable to Mr. Stefansky upon exercise of the vested portion of certain stock options.

(2)	The percentage is calculated based upon 205,944,158 shares of Common Stock outstanding as reported by the Issuer to the Reporting Person on March 2, 2011.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is filed by and on behalf of each reporting person to amend the Schedule 13D related to the Common Stock of the Issuer filed on May 21, 2010, as amended by Amendment No. 1 to Schedule 13D filed on January 11, 2011  (the “Schedule 13D”). This Amendment No. 2 is filed to disclose a change in the percentage of the Common Stock that may be deemed to be beneficially owned by the reporting persons. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is amended to add the following:

The shares of Common Stock reported as issuable to Rosenblum and Stefansky upon exercise of the vested portion of certain stock options were issued to reward such individuals for their contributions to date to the success of the Company and give such individuals incentives to continue to make contributions to the further success of the Company.

Item 5. Interest in Securities of the Issuer.

Item 5(a), (b) and (c) are amended and restated in their entirety as follows:

(a) (b) Harborview Master Fund is the beneficial owner of the number and percentage of shares of Common Stock of the Issuer stated in Items 11 and 13 on the corresponding cover page hereto (the “Harborview Master Fund Shares”). Harborview Value Fund is the beneficial owner of the number and percentage of shares of Common Stock of the Issuer stated in Items 11 and 13 on the corresponding cover page hereto (the “Harborview Value Fund Shares”). The Harborview Master Fund Shares and the Harborview Value Fund Shares are also reported as beneficially owned by Harborview Advisors, as the general partner of Harborview Master Fund and Harborview Value Fund, and by Rosenblum and Stefansky, as the managing members of Harborview Advisors. By reason of these relationships, each of Harborview Master Fund and Harborview Advisors are reported as having sole power to vote, or to direct the vote, and sole power to dispose, or direct the disposition of, the Harborview Master Fund Shares, each of Harborview Value Fund and Harborview Advisors are reported as having sole power to vote, or to direct the vote, and sole power to dispose, or direct the disposition of, the Harborview Value Fund Shares, and each of Rosenblum and Stefansky are reported as having shared power to vote, or to direct the vote, and shared power to dispose, or direct the disposition of, the Harborview Master Fund Shares and the Harborview Value Fund Shares.  Rosenblum and Stefansky each also beneficially own 3,666,667 shares of Common Stock of the Issuer issuable to upon exercise of the vested portion of certain stock options.  Each of Rosenblum and Stefansky is the beneficial owner of the number and percentage of shares of Common Stock of the Issuer stated in Items 11 and 13 on the corresponding cover page hereto.

All percentages set forth in this statement are based upon 205,944,158 shares of Common Stock outstanding, as reported by the Issuer to the Reporting Persons on March 2, 2011.

(c) Each of Rosenblum and Stefansky received a stock option grant pursuant to the Issuer’s 2001 Incentive Stock Plan on March 1, 2011, which they each accepted on March 1, 2011.  Each of the options is comprised of 1,666,667 shares of the Issuer’s Common Stock, which options vested immediately.  The options have an exercise price of $0.21 per share.  Except as described above, the Reporting Persons have not engaged in any transactions in the Common Stock of the Issuer since the most recent filing of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harborview Master Fund, L.P.
	By:	Harborview Advisors, LLC, its general partner

Date: March 2, 2011	By:	/s/ Richard Rosenblum
	Name:	Richard Rosenblum
	Title:	Managing Member

Harborview Value Master Fund, L.P.
By:	Harborview Advisors, LLC, its general partner

By:	/s/ Richard Rosenblum
Name:	Richard Rosenblum
Title:	Managing Member

Harborview Advisors, LLC

By:	/s/ Richard Rosenblum
Name:	Richard Rosenblum
Title:	Managing Member

Richard Rosenblum
/s/ Richard Rosenblum

David Stefansky
/s/ David Stefansky